June 11, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street N.E.
Washington, D.C. 20549

Re:	McDonald's Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-05231

REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED JUNE 9, 2020

Dear Division of Corporate Finance:

We are writing in response to the comment letter from the Securities and Exchange Commission dated June 9, 2020 in which you requested certain additional information regarding our most recent Form 10-K, filed February 26, 2020. As we discussed with Ms. Chaudhry, we would like to request an extension to the filing deadline for our response. Currently, a response was requested within 10 business days, which would make the response due by June 23, 2020. We are requesting that this date be extended to June 30, 2020. If this date is not acceptable to you please let us know, otherwise we will post our response on Edgar by June 30, 2020.

Should you have any further questions, please do not hesitate to contact Catherine Hoovel at catherine.hoovel@us.mcd.com or me at kevin.ozan@us.mcd.com.

Very Truly Yours,

/s/ Kevin Ozan
Kevin Ozan Corporate Executive Vice President and Chief Financial Officer

cc:	Catherine Hoovel, Corporate Vice President - Chief Accounting Officer